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                          May 20, 2024

       Victor Hoo
       Chief Executive Officer
       VCI Global Ltd
       B03-C-8 Menara 3A
       KL Eco City, No. 3 Jalan Bangsar
       59200 Kuala Lumpur

                                                        Re: VCI Global Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed May 17, 2024
                                                            File No. 333-279521

       Dear Victor Hoo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jeffrey P. Wofford